SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of Condensed Interim Consolidated Financial Statements as of September 30, 2015 and Comparative Information.

SOCIEDAD ANONIMA

Condensed Interim Consolidated

Financial Statements as of September 30, 2015 and Comparative Information

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015 AND COMPARATIVE INFORMATION

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

FISCAL YEAR NUMBER 39

BEGINNING ON JANUARY 1, 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015 AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2015 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Principal business of the Company: exploration, development and production of oil, natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components; production of electric power from hydrocarbons; rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Filing with the Public Register: Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Corporations, with the Public Registry of Buenos Aires City, in charge of Inspección General de Justicia (Argentine Registrar of Companies); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Corporations, with the above mentioned Registry.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 14, 2010.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated (modified by Law No. 26,831).

Capital structure as of September 30, 2015

(expressed in Argentine pesos)

- Subscribed, paid-in and authorized for stock exchange listing	3,933,127,930	(1)

(1)	Represented by 393,312,793 shares of common stock, Argentine pesos 10 per value and 1 vote per share

MIGUEL MATIAS GALUCCIO Presidente

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Condensed interim consolidated statements of financial position as of September 30, 2015 and December 31, 2014

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

	Notes	September 30, 2015	December 31, 2014
ASSETS
Noncurrent Assets
Intangible assets	6.a	5,033	4,393
Fixed assets	6.b	194,047	156,930
Investments in companies	6.c	3,309	3,177
Deferred income tax assets, net	6.i	223	244
Other receivables	6.e	1,833	1,691
Trade receivables	6.f	342	19

Total noncurrent assets		204,787	166,454

Current Assets
Inventories	6.d	14,431	13,001
Other receivables	6.e	11,002	7,170
Trade receivables	6.f	15,594	12,171
Cash and cash equivalents	6.g	10,857	9,758

Total current assets		51,884	42,100

TOTAL ASSETS		256,671	208,554

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,370	10,400
Reserves, other comprehensive income and retained earnings		76,230	62,230

Shareholders’ equity attributable to the shareholders of the parent company		86,600	72,630

Non-controlling interest		218	151

TOTAL SHAREHOLDERS’ EQUITY		86,818	72,781

LIABILITIES
Noncurrent Liabilities
Provisions	6.h	29,948	26,564
Deferred income tax liabilities, net	6.i	23,554	18,948
Taxes payable		220	299
Loans	6.j	59,526	36,030
Accounts payable	6.k	721	566

Total noncurrent liabilities		113,969	82,407

Current Liabilities
Provisions	6.h	2,525	2,399
Income tax liability		1,058	3,972
Taxes payable		3,602	1,411
Salaries and social security		2,026	1,903
Loans	6.j	15,720	13,275
Accounts payable	6.k	30,953	30,406

Total current liabilities		55,884	53,366

TOTAL LIABILITIES		169,853	135,773

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		256,671	208,554

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL MATIAS GALUCCIO Presidente

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Condensed interim consolidated statements of comprehensive income for the nine-month and three-month periods ended September 30, 2015 and 2014

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

		For the nine-month period ended September 30,		For the three-month period ended September 30,
	Notes	2015	2014	2015	2014
Revenues	6.l	115,190	104,203	40,931	38,209
Cost of sales	6.m	(86,756)	(74,808)	(30,670)	(26,365)

Gross profit		28,434	29,395	10,261	11,844

Selling expenses	6.n	(8,065)	(7,287)	(2,587)	(2,766)
Administrative expenses	6.n	(3,857)	(3,116)	(1,301)	(1,119)
Exploration expenses	6.n	(1,760)	(1,230)	(1,182)	(306)
Other operating results, net	6.o	926	616	440	391

Operating income		15,678	18,378	5,631	8,044

Income on investments in companies	7	52	61	36	38
Financial results, net
Gains (losses) on assets
Interests		1,051	1,078	327	480
Exchange differences		(975)	(2,240)	(358)	(620)
(Losses) Gains on liabilities
Interests		(7,049)	(5,304)	(2,401)	(1,793)
Exchange differences		4,964	9,914	1,731	1,880

Net income before income tax		13,721	21,887	4,966	8,029

Income tax	6.i	(7,430)	(14,338)	(3,082)	(4,810)

Net income for the period		6,291	7,549	1,884	3,219

Net income for the period attributable to:
- Shareholders of the parent company		6,274	7,619	1,850	3,212
- Non-controlling interest		17	(70)	34	7
Earnings per share attributable to shareholders of the parent company basic and diluted	9	16.00	19.43	4.72	8.19
Other comprehensive income
Translation differences from investments in companies (2)		(292)	(533)	(127)	(98)
Translation differences from YPF S.A. (3)		8,521	15,692	3,333	2,613

Total other comprehensive income for the period (1)		8,229	15,159	3,206	2,515

Total comprehensive income for the period		14,520	22,708	5,090	5,734

(1)	Entirely assigned to the parent company’s shareholders.
(2)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(3)	Will not be reversed to net income.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL MATIAS GALUCCIO Presidente

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Condensed interim consolidated statements of changes in shareholders’ equity for the nine-month periods ended September 30, 2015 and 2014

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

	2015
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances as of December 31, 2014	3,922	6,083	11	18	51	(310)	(15)	640	10,400
Accrual of share-based benefit plans	—	—	—	—	89	—	—	—	89
Repurchase of treasury shares	(4)	(6)	4	6	—	(119)	—	—	(119)
Contributions of non-controlling interest	—	—	—	—	—	—	—	—	—
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2015 (Note 8)	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors of June 8, 2015 (Note 8)					—	—	—	—	—
Other comprehensive income for the period	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balances as of September 30, 2015	3,918	6,077	15	24	140	(429)	(15)	640	10,370

	2015
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Parent company’s shareholders	Non- controlling interest	Total shareholders’ equity
Balances as of December 31, 2014	2,007	5	12,854	320	3,648	34,363		9,033	72,630	151	72,781
Accrual of share-based benefit plans	—	—	—	—	—	—		—	89	—	89
Repurchase of treasury shares	—	—	—	—	—	—		—	(119)	—	(119)
Contributions of non-controlling interest	—	—	—	—	—	—		—	—	50	50
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2015 (Note 8)	—	503	8,410	120	—	—		(9,033)	—	—	—
As decided by the Board of Directors of June 8, 2015 (Note 8)	—	(503)	—	—	—	—		—	(503)	—	(503)
Other comprehensive income for the period	—	—	—	—	—	8,229		—	8,229	—	8,229
Net income	—	—	—	—	—	—		6,274	6,274	17	6,291

Balances as of September 30, 2015	2,007	5	21,264	440	3,648	42,592	(1)	6,274	86,600	218	86,818

(1)	Includes 44,285 corresponding to the effect of the translation of the financial statements of YPF S.A. and (1,693) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to dollar, as detailed in Note 1.b.1 to the annual consolidated financial statements.

MIGUEL MATIAS GALUCCIO Presidente

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Condensed interim consolidated statements of changes in shareholders’ equity for the nine-month periods ended September 30, 2015 and 2014 (Cont.)

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

	2014
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances as of December 31, 2013	3,924	6,087	9	14	40	(110)	(4)	640	10,600
Accrual of share-based benefit plans	—	—	—	—	56	—	—	—	56
Repurchase of treasury shares	(6)	(10)	6	10	—	(198)	—	—	(198)
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2014	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors of June 11, 2014	—	—	—	—	—	—	—	—	—
Other comprehensive income for the period	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balances as of September 30, 2014	3,918	6,077	15	24	96	(308)	(4)	640	10,458

	2014
	Reserves									Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Parent company’s shareholders	Non- controlling interest	Total shareholders’ equity
Balances as of December 31, 2013	2,007	4	8,394	120	3,648	18,112		5,131	48,016	224	48,240
Accrual of share-based benefit plans	—	—	—	—	—	—		—	56	—	56
Repurchase of treasury shares	—	—	—	—	—	—		—	(198)	—	(198)
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2014	—	465	4,460	200	—	—		(5,125)	—	—	—
As decided by the Board of Directors of June 11, 2014	—	(464)	—	—	—	—		—	(464)	—	(464)
Other comprehensive income for the period	—	—	—	—	—	15,159		—	15,159	—	15,159
Net income	—	—	—	—	—	—		7,619	7,619	(70)	7,549

Balances as of September 30, 2014	2,007	5	12,854	320	3,648	33,271	(1)	7,625	70,188	154	70,342

(1)	Includes 34,528 corresponding to the effect of the translation of the financial statements of YPF S.A. and (1,257) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to dollar, as detailed in Note 1.b.1 to the Annual Consolidated Financial Statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL MATIAS GALUCCIO Presidente

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Condensed interim consolidated statements of cash flow for the nine-month periods ended September 30, 2015 and 2014

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

	For the nine-month periods ended September 30,
	2015	2014
Operating activities:
Net income	6,291	7,549
Adjustments to reconcile net income to cash flows provided by operating activities:
Result on investments in companies	(52)	(61)
Depreciation of fixed assets	18,961	13,660
Amortization of intangible assets	225	250
Consumption of materials and retirement of fixed assets and intangible assets, net of provisions	3,250	2,671
Charge on income tax	7,430	14,338
Net increase in provisions	2,274	2,465
Exchange differences, interest and other (1)	1,350	(1,042)
Share-based benefit plan	89	56
Accrued insurance	(1,085)	(1,632)
Changes in assets and liabilities:
Trade receivables	(2,853)	(4,150)
Other receivables	(4,299)	(802)
Inventories	(240)	232
Accounts payable	3,182	1,663
Taxes payables	2,112	3,006
Salaries and social security	123	431
Decrease in provisions due to payment/use	(1,247)	(1,580)
Dividends received	181	233
Proceeds from collection of lost profit insurance	1,673	1,689
Income tax payments	(5,650)	(2,582)

Net cash flows provided by operating activities	31,715	36,394

Investing activities:(2)
Acquisition of fixed assets and intangible assets	(46,692)	(35,365)
Contributions and acquisitions of interests in companies	(163)	(94)
Advances received from sale of fixed assets	—	1,711
Acquisition of participation in joint operations	—	(869)
Acquisition of subsidiaries net of acquired cash and cash equivalents	—	(6,103)
Proceeds from collection of damaged property’s insurance	—	1,818

Net cash flows used in investing activities	(46,855)	(38,902)

Financing activities:(2)
Payments of loans	(17,624)	(9,012)
Payments of interest	(4,531)	(3,215)
Proceeds from loans	38,162	19,342
Repurchase of treasury shares	(119)	(198)
Dividends paid	(503)	(464)

Net cash flows provided by financing activities	15,385	6,453

Translation differences generated by cash and cash equivalents	854	1,215

Net increase in cash and cash equivalents	1,099	5,160

Cash and cash equivalents at the beginning of year	9,758	10,713
Cash and cash equivalents at the end of period	10,857	15,873

Net increase in cash and cash equivalents	1,099	5,160

COMPONENTS OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD
- Cash	9,195	6,567
- Cash equivalents	1,662	9,306

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	10,857	15,873

(1)	Does not include translation differences generated by cash and cash equivalents, which is exposed separately in the statement.
(2)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to unpaid acquisitions of fixed assets and concession extension easements not paid for 4,862 and 4,977 for the nine-month periods ended September 30, 2015 and 2014, respectively; additions for abandonment costs for 492 for the nine-month period ended September 30, 2014 and contributions of non-controlling interests for 50 as of September 30, 2015.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL MATIAS GALUCCIO Presidente

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

Notes to the condensed interim consolidated financial statements as of September 30, 2015 and comparative information

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

1. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.a. Basis of preparation

The condensed interim consolidated financial statements of YPF S.A. (hereinafter “YPF” or the “Company”) and its controlled companies (hereinafter and all together, the “Group”) for the nine-month period ended September 30, 2015, are presented in accordance with International Accounting Standards (“IAS”) No. 34 “Interim Financial Reporting”. The adoption of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”). Also, some additional information required by the Law 19,550 of Argentine Corporations and /or regulations of the CNV, was included. Such information was included in the Notes to the mentioned condensed interim consolidated financial statements only to comply with regulatory requirements.

These Condensed Interim Consolidated Financial Statements should be read in conjunction with the Annual Consolidated Financial Statements of the Group as of December 31, 2014 (“the Annual Consolidated Financial Statements”) prepared in accordance with IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on November 5, 2015.

These Condensed Interim Consolidated Financial Statements corresponding to the nine-month period ended on September 30, 2015 are unaudited. Management believes they include all necessary adjustments to fairly present the results of each period on a consistent basis with the annual consolidated financial statements. Results for the nine-month period ended on September 30, 2015 do not necessarily reflect the proportion of the Group’s full-year results.

1.b) Significant Accounting Policies

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the Annual Consolidated Financial Statements of the Group as of December 31, 2014, except for the valuation policy for Income Tax detailed in Note 6.i). The most significant accounting policies are described in Note 1 to such annual consolidated financial statements. Furthermore, revenue recognition treatment given by the Group for incentive scheme is described below.

Revenue recognition for incentive scheme

The incentives for additional natural gas injection (see Note 11.c to the annual consolidated financial statements) and the crude oil production (see Note 11.c), issued by the Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas (“Strategic Planning and Coordination Commission of the National Hydrocarbon Investment Plan”) by Resolutions No. 1/2013 and No. 14/2015, respectively, fall within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” because they consist of an economic compensation for companies committed to increasing their productions.

Moreover, the temporary economic assistance received by Metrogas S.A. ordered by the Argentine Energy Secretariat in Resolution No. 263/2015 (see Note 11.c) is also contemplated under this standard, because it is intended to cover costs and investments related to the normal operation of the provision of the natural gas distribution public service by preserving the chain of payments to natural gas producers until completion of the Tariff Review.

Such revenues are recognized at fair value when there is reasonable assurance that the incentives will be received and the conditions related to them are met.

Production incentives have been included in “Revenues” in the condensed interim consolidated statement of comprehensive income, while the temporary economic assistance has been included under the category “Other operating results, net”.

New issued standards

The standards, interpretations and related amendments published by the IASB and endorsed by the FACPCE and the CNV which have been applied by the Group as from the year beginning on January 1, 2015, are the following:

•	Annual improvements to IFRS (2010-2012 cycle) modify several standards, including amendments to IAS 16 (Property, Plant and Equipment), IAS 24 (Related Party Disclosures), IAS 38 (Intangible Assets), IFRS 2 (Shared-based Payment), IFRS 3 (Business Combinations), IFRS 8 (Operating Segments) and IFRS 13 (Fair Value Measurement).

•	Annual improvements to IFRS (2011-2013 cycle) modify several standards, including amendments to IAS 40 (Investment Property), IFRS 1 (First-time Adoption of International Financial Reporting Standards), IFRS 3 (Business Combinations) and IFRS 13 (Fair Value Measurement).

The aforementioned adoption of standards, interpretations and related amendments did not have significant impact on these condensed interim consolidated financial statements of the Group.

Functional and reporting currency

As it was mentioned in Note 1.b.1 to the Annual Consolidated Financial Statements YPF has defined the U.S. dollar as its functional currency. In addition, according to General Resolution No. 562 of the CNV, YPF shall submit its financial statements in Argentine Pesos.

1.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires the Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

In the preparation of these Condensed Interim Consolidated Financial Statements, significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as those applied by the Group in the preparation of the Annual Consolidated Financial Statements for the year ended December 31, 2014, which are disclosed in Note 1.c) related to accounting estimates and judgments to those financial statements.

1.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2014 and to the nine-month and three-month period ended on September 30, 2014, are an integral part of the condensed interim consolidated financial statements previously mentioned and are intended to be read only in relation to these statements. Certain reclassifications have been made in order to present amounts comparatively with the current period.

2. SEASONALITY OF OPERATIONS

Historically, the Group results have been subject to seasonal fluctuations during the year, particularly as a result of the increase of natural gas sales during the winter. After the 2002 devaluation and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of this fuel has been diversified, generating an increase of its demand throughout the entire year. However, sales of natural gas are still typically higher in the winter to the residential sector of the Argentine domestic market, which prices are lower than other sectors of the Argentine market. Notwithstanding the foregoing, on February 14, 2013, Resolution 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments (the “Commission”) was published in the Official Gazette, creating the “Natural Gas Additional Injection Stimulus Program.” Under this regulation, gas producing companies were invited to file with the Commission before June 30th, 2013 projects to increase natural gas injection, in order to receive an increased price of U.S.$7.50/mmBtu for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to consideration approval by the Commission, including a maximum term of five years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced. During 2014, the natural gas pricing program was incorporated into the Hydrocarbons Law, as modified by Law No. 27,007. In view of the foregoing, seasonality of the Group operations is not significant.

3. ACQUISITIONS AND DISPOSALS

•	On May 7, 2015 the transfer by Repsol Butano S.A. to YPF of shares representing the 33.997% of the capital of YPF Gas S.A. was effective as well as the transfer from Repsol Trading S.A. to YPF of the 17.79% of the capital of Oleoducto Trasandino Chile. The transaction was for a total amount of 161. The estimation of the fair values of the main identified assets and liabilities of the acquired companies and the initial investment accounting are provisional and subject to the completion of the analysis of the accounting, tax and contractual information of the acquired companies.

•	On August 18, 2015, YPF and Grupo Inversor Petroquímica S.L. (“GIP”) accepted an offer from Basell International Holdings B.V. and from Lyondell Basell Industries Holdings B.V. to acquire 100% of the shares of Petroken Petroquímica Ensenada S.A. (“Petroken”). The aggregate price for the shares, as agreed upon by the parties is around US$ 142.4 million, net of cash and banks and financial debt. The price includes working capital, and shall be adjusted on the agreement execution date. The closing of these acquisitions is subject to fulfillment of certain precedent conditions.

In addition, on the same date, YPF accepted an offer from GIP to acquire 46% of the shares of Petroquímica Cuyo S.A. (a company controlled by GIP) in an aggregate amount of approximately US$ 50 million, net of cash and banks and financial debt. This price includes 46% of working capital, and shall be adjusted on the agreement execution date. The closing of these acquisitions is subject to fulfillment of certain precedent conditions, including the closing of the transaction mentioned in the preceding paragraph.

As a result of the above-mentioned transactions, YPF and GIP shall jointly and equally control 100% of the capital stock of Petroken and 92% of the capital stock of Petroquímica Cuyo S.A.

4. FINANCIAL RISK MANAGEMENT AND FAIR VALUE MEASUREMENTS

4.a. Financial Risk

The Group’s activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Condensed Interim Consolidated Financial Statements do not include all the information and disclosures on financial risk management; therefore they should be read in conjunction with the Group’s Annual Consolidated Financial Statements for the year ended December 31, 2014.

There have been no changes in the risk management or risk management policies applied by the Group since the end of last year.

4.b. Fair value measurements

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Financial instruments assigned by the Group to this level comprise investments in listed mutual funds, which results for the nine-month periods ended on September 30, 2015 and 2014, are disclosed under “Interest income” in the condensed interim consolidated statements of comprehensive income.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The Group has not valued financial instruments under this category.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has not valued financial instruments under this category.

The Company’s Finance Division has a team in place in charge of estimating valuation of financial instruments required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer (“CFO”). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of a financial instrument and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation hierarchies are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Between December 31, 2014 and September 30, 2015, there have been no significant changes in business or economic circumstances affecting the fair value of the Group’s financial assets and liabilities (either measured at fair value or amortized cost).

In addition, no transfer has occurred among the different hierarchies used to determine the fair value of the Group’s financial instruments.

4.c. Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Negotiable Obligations and interest rates offered to the Group (Level 3) in connection with the remainder of loans, amounted to 76,655 and 53,108 as of September 30, 2015 and December 31, 2014, respectively.

The fair value of the following financial assets and financial liabilities do not differ significantly from their book value:

•	Other receivables

•	Trade receivables

•	Cash and equivalents

•	Accounts payable

•	Provisions

5. SEGMENT INFORMATION

There has been no change in the Group’s structure, its business segments or its financial reporting information criteria with respect to the Annual Consolidated Financial Statements.

	Exploration and Production	Downstream	Corporate and Other	Consolidation Adjustments(1)	Total
For the nine-month period ended September 30, 2015
Revenues from sales	11,693	102,600	897	—	115,190
Revenues from intersegment sales	46,930	1,232	4,336	(52,498)	—

Revenues	58,623	103,832	5,233	(52,498)	115,190

Operating income (loss)	6,965	8,881	(1,478)	1,310	15,678
Gains (loss) on investments in companies	(2)	54	—	—	52
Depreciation of fixed assets	16,444	2,249	268	—	18,961
Acquisitions of fixed assets	35,368	6,257	1,180	—	42,805
Assets	159,104	80,497	18,683	(1,613)	256,671
For the nine-month period ended September 30, 2014
Revenues from sales	6,357	97,316	530	—	104,203
Revenues from intersegment sales	44,604	1,080	3,712	(49,396)	—

Revenues	50,961	98,396	4,242	(49,396)	104,203

Operating income (loss)	10,781	9,238	(1,190)	(451)	18,378
Gains (loss) on investments in companies	(7)	68	—	—	61
Depreciation of fixed assets	11,664	1,770	226	—	13,660
Acquisitions of fixed assets(2)	28,395	5,144	825	—	34,364
For the year ended December 31, 2014
Assets	126,228	68,509	16,356	(2,539)	208,554

(1)	Correspond to the elimination of income between segments of the YPF group.
(2)	Investments in fixed assets net of increases corresponding to YSUR Group in Argentina at acquisition date (see Note 13 of the Annual Consolidated Financial Statements), Puesto Hernández and Las Lajas joint operations and La Ventana agreement contracts at acquisition date of the additional interest (see Note 5 of the Annual Consolidated Financial Statements).

6. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.a) Intangible assets:

Changes in Group’s intangible assets for the nine-month period ended September 30, 2015 and comparative information are as follows:

	2015
	Cost
Main account	At beginning of year	Increases		Translation effect	Decreases and reclassifications		At the end of period
Service concessions	5,707	443		601	(36)		6,715
Exploration rights	1,975	68		185	(142)		2,086
Other intangibles	2,607	75		279	(2)		2,959

Total 2015	10,289	586		1,065	(180)		11,760

Total 2014	6,597	3,425	(1)	1,993	(1,564	)(1)	10,451

	2015						2014
	Amortization
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications	At the end of period	Net book value 09-30	Net book value 09-30	Net book value 12-31
Service concessions	3,475	125	363	(6)	3,957	2,758	2,018	2,232
Exploration rights	150	—	2	—	152	1,934	2,557	1,825
Other intangibles	2,271	100	247	—	2,618	341	280	336

Total 2015	5,896	225	612	(6)	6,727	5,033

Total 2014	4,151	250	1,232	(37)	5,596		4,855	4,393

(1)	Includes 2,784 of acquisitions corresponding to YSUR Group in Argentina at the time of the takeover and 1,538 of disposal of assets for the transfer of areas to Pluspetrol S.A. See Note 13 to the Annual Consolidated Financial Statements.

6.b) Fixed assets:

	September 30, 2015	December 31, 2014
Net book value of fixed assets	194,394	157,243
Provision for obsolescence of materials and equipment	(347)	(313)

	194,047	156,930

Changes in Group’s fixed assets for the nine-month period ended September 30, 2015 and comparative information are as follows:

	2015
	Cost
Main account	At beginning of year	Increases		Translation effect	Decreases and reclassifications		At the end of period
Land and buildings	9,084	11		884	119		10,098
Mineral property, wells and related equipment	265,376	215		28,215	22,171		315,977
Refinery equipment and petrochemical plants	42,081	7		4,397	1,679		48,164
Transportation equipment	2,160	4		209	206		2,579
Materials and equipment in warehouse	8,241	6,136		883	(4,871)		10,389
Drilling and work in progress	45,051	34,003		4,622	(22,333)		61,343
Exploratory drilling in progress(2)	1,781	2,034		214	(1,532)		2,497
Furniture, fixtures and installations	3,314	13		342	106		3,775
Selling equipment	5,520	—		645	1,298		7,463
Infrastructure for natural gas distribution	2,722	173		—	(4)		2,891
Electric power generation facilities	1,567	1		—	(19)		1,549
Other property	5,502	208		589	13		6,312

Total 2015	392,399	42,805		41,000	(3,167)		473,037

Total 2014	258,603	40,912	(3)(5)	74,078	(2,837	)(4)	370,756

	2015								2014
	Depreciation
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications		At the end of period	Net book value 09-30		Net book value 09-30		Net book value 12-31
Land and buildings	3,779	154	366	(4)		4,295	5,803		5,225		5,305
Mineral property, wells and related equipment	192,170	16,311	20,362	6		228,849	87,128	(1)	62,539	(1)	73,206	(1)
Refinery equipment and petrochemical plants	24,842	1,615	2,618	(12)		29,063	19,101		16,126		17,239
Transportation equipment	1,455	156	144	(43)		1,712	867		659		705
Materials and equipment in warehouse	—	2	—	—		2	10,387		7,760		8,241
Drilling and work in progress	—	—	—	—		—	61,343		45,040		45,051
Exploratory drilling in progress(2)	—	—	—	—		—	2,497		1,778		1,781
Furniture, fixtures and installations	2,817	182	285	—		3,284	491		532		497
Selling equipment	4,215	241	442	—		4,898	2,565		1,356		1,305
Infrastructure for natural gas distribution	1,116	53	—	(2)		1,167	1,724		1,661		1,702
Electric power generation facilities	1,171	83	—	—		1,254	295		418		396
Other property	3,591	164	366	(2)		4,119	2,193		1,757		1,815

Total 2015	235,156	18,961	24,583	(57)		278,643	194,394

Total 2014	164,941	13,660	47,427	(123	)(4)	225,905			144,851		157,243

(1)	Includes 6,268, 4,338 and 6,343 of mineral property as of September 30, 2015 and September 30, and December 31, 2014, respectively.
(2)	As of September 30, 2015, there are 55 exploratory wells in progress. During the nine-month periods then ended 36 wells have been started, 23 wells have been charged to exploration expenses and 13 wells have been transferred to properties with proven reserves in the Mineral property, wells and related equipment account.
(3)	Includes 858 and 210 of acquisitions corresponding to the joint operations Puesto Hernández and Las Lajas, respectively, and 11 corresponding to the La Ventana agreement, on the date of acquisition of the additional equity interest.
(4)	Includes a residual value of 32 charged against provisions for fixed assets for the nine-month period ended September 30, 2014.
(5)	Includes 5,469 of acquisitions corresponding to YSUR Group in Argentina at the acquisition date. See Note 13 to the Annual Consolidated Financial Statements.

As described in Note 1.b.6 to the Annual Consolidated Financial Statements, the Group capitalizes the financial cost as a part of the cost of the assets. For the nine-month periods ended on September 30, 2015 and 2014 the rate of capitalization were 12.00% and 12.30%, respectively, and the capitalized amount were 702 and 412 respectively, for the periods above mentioned.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the nine-month periods ended on September 30, 2015 and 2014:

	For the nine-month period ended September 30,
	2015	2014
Amount at beginning of year	313	166
Increase charged to expenses	2	1
Decreases charged to income	—	(4)
Amounts incurred	—	(32)
Translation differences	32	45

Amount at end of period	347	176

6.c) Investments in companies:

	September 30,	December 31,
	2015	2014
Investments in companies (Notes 7 and 15)	3,321	3,189
Provision for reduction in value of holdings in companies	(12)	(12)

	3,309	3,177

6.d) Inventories:

	September 30,		December 31,
	2015		2014
Refined products	8,554		7,720
Crude oil and natural gas	4,631		4,187
Products in process	116		99
Construction works in progress for third parties	59		271
Raw materials and packaging materials	1,071		724

	14,431	(1)	13,001	(1)

(1)	As of September 30, 2015 and December 31, 2014, the fair value of the inventories does not differ, significantly, from their cost.

6.e) Other receivables:

	September 30, 2015		December 31, 2014
	Noncurrent	Current	Noncurrent	Current
Trade	—	154	—	664
Tax credit and export rebates	136	3,061	130	1,066
Trust contributions—Obra Sur	34	18	56	22
Loans to clients and balances with related parties(1)	365	1,634	231	53
Collateral deposits	231	733	528	435
Prepaid expenses	46	488	39	451
Advances and loans to employees	7	273	7	299
Advances to suppliers and custom agents(2)	—	1,899	—	2,224
Receivables with partners in Joint Operations and other agreements	847	1,746	612	764
Insurance receivables (Note 11.b)	—	562	—	1,068
Miscellaneous	179	539	95	227

	1,845	11,107	1,698	7,273
Provision for other doubtful accounts	(12)	(105)	(7)	(103)

	1,833	11,002	1,691	7,170

(1)	See Note 12 for additional information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

6.f) Trade receivables:

	September 30, 2015		December 31, 2014
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)	342	16,328	26	13,037
Provision for doubtful trade receivables	—	(734)	(7)	(866)

	342	15,594	19	12,171

(1)	See Note 12 for additional information about related parties.

Changes in the provision for doubtful trade receivables

	For the nine-month period ended September 30,
	2015		2014
	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	7	866	6	652
Increases charged to expenses	—	267	—	140
Decreases charged to income	—	(384)	—	(24)
Amounts incurred	(7)	(17)	—	—
Translation differences	—	2	2	51

Amount at the end of period	—	734	8	819

6.g) Cash and cash equivalents:

	September 30,	December 31,
	2015	2014
Cash	9,195	6,731
Short-term investments	1,091	1,492
Financial assets at fair value through profit or loss	571	1,535

	10,857	9,758

6.h) Provisions:

					Provision for
	Provision for pending				hydrocarbon wells
	lawsuits and		Provision for		abandonment
	contingencies		environmental liabilities		obligations		Provision for pensions
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount as of December 31, 2014	7,014	851	1,269	1,145	18,087	376	194	27
Increases charged to expenses	812	79	541	—	1,204	—	14	—
Decreases charged to income	(177)	(91)	—	—	—	—	—	—
Amounts incurred due to payments/ utilization	—	(357)	—	(641)	—	(203)	—	(46)
Translation differences	467	63	90	36	1,900	37	20	4
Reclassifications and other	(630)	422	(579)	579	(232)	198	(46)	46

Amount as of September 30, 2015	7,486	967	1,321	1,119	20,959	408	182	31

					Provision for
	Provision for pending				hydrocarbon wells
	lawsuits and		Provision for		abandonment
	contingencies		environmental liabilities		obligations		Provision for pensions
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount as of December 31, 2013	5,020	159	764	926	13,220	289	168	22
Increases charged to expenses	910	9	630	—	992	2	8	—
Decreases charged to income	(160)	(35)	(4)	—	—	—	—	—
Increase from subsidiaries acquisition	20	—	21	2	724	14	—	—
Increase from joint operation interest acquisition	—	—	—	—	339	153	—	—
Amounts incurred due to payments/utilization	—	(1,001)	—	(425)	—	(143)	—	(11)
Translation differences	876	18	159	78	2,160	47	55	6
Reclassifications and other	(1,000)	1,000	(458)	458	(43)	43	(11)	11

Amount as of September 30, 2014	5,666	150	1,112	1,039	17,392	405	220	28

6.i) Income tax:

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the year-end. Amounts calculated for income tax expense for the nine-month period ended September 30, 2015 may have to be adjusted in subsequent periods if, based on new judgment elements, the estimate of the effective expected income tax rate changes.

The reconciliation of pre-tax income included in the condensed interim consolidated statement of comprehensive income, at the statutory tax rate, to the income tax as disclosed in the condensed interim consolidated statements of comprehensive income for the nine-month periods ended September 30, 2015 and 2014, respectively, is as follows:

	For the nine-month period
	ended September 30,
	2015	2014
Net income before income tax	13,721	21,887
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(4,802)	(7,660)
Effect of the valuation of fixed assets and intangible assets measured in functional currency	(5,589)	(10,573)
Exchange differences	3,480	5,396
Effect of the valuation of inventories measured in functional currency	(582)	(1,203)
Loss from investments in companies	18	21
Miscellaneous	45	(319)

Income tax expense	(7,430)	(14,338)

The Group did not recognize deferred income tax assets amounting to 3,714 and 3,511 as of September 30, 2015 and December 31, 2014, respectively, from which 1,728 and 1,953 corresponds to taxable temporary differences not recoverable and 1,986 and 1,558 corresponds to tax loss carry forwards from a foreign subsidiary, since they do not meet the recognition criteria set forth under IFRS. From the tax loss carry forwards above mentioned, as of September 30, 2015, 444 will be due as from 2020, 1,516 from 2032 and 26 have an indefinite due date.

The composition of the Group’s deferred income tax assets and liabilities as of September 30, 2015 and December 31, 2014, is as follows:

	September 30,	December 31,
	2015	2014
Deferred tax assets
Nondeductible provisions and other liabilities	2,109	2,479
Tax loss carryforward and other tax credits	170	222
Miscellaneous	44	17

Total deferred tax assets	2,323	2,718

Deferred tax liabilities
Fixed assets	(22,525)	(19,250)
Miscellaneous	(3,129)	(2,172)

Total deferred tax liabilities	(25,654)	(21,422)

Net deferred tax liability	(23,331)	(18,704)

As of September 30, 2015 and December 31, 2014, 223 and 244, respectively, have been classified as deferred income tax assets and 23,554 and 18,948, respectively, as deferred income tax liabilities arising from the deferred income tax net balance of each individual company that take part in these Condensed Interim Consolidated Financial Statements.

As of September 30, 2015 and December 31, 2014, the causes that generated charges in “Other comprehensive income” did not generate temporary differences subject to income tax.

6.j) Loans:

			September 30, 2015		December 31, 2014
	Interest rate (1)	Maturity	Noncurrent	Current	Noncurrent	Current
Argentine Pesos:
Negotiable obligations	20.69-25.75%	2015-2024	15,165	2,152	10,858	2,329
Loans (3)	15.00-25.63%	2015-2018	823	923	847	637
Account overdraft	—	—	—	—	—	2,398

			15,988	3,075	11,705	5,364

Currencies other than the Argentine peso:
Negotiable obligations (2)(4)	1.29-10.00%	2016-2028	40,188	4,647	22,472	1,257
Exports pre-financing	3.50-7.25%	2015-2018	750	2,586	—	2,428
Imports financing	4.00-7.05%	2015-2016	—	3,490	—	2,848
Loans	2.00-7.30%	2015-2020	2,600	1,922	1,853	1,378

			43,538	12,645	24,325	7,911

			59,526	15,720	36,030	13,275

(1)	Annual interest rate as of September 30, 2015.
(2)	Disclosed net of 267 and 252, corresponding to YPF’s outstanding Negotiable Obligations repurchased through open market transactions as of September 30, 2015 and December 31, 2014, respectively.
(3)	Includes 763 corresponding to loans granted by Banco Nación Argentina, of which 263 accrue fixed interest rate of 15% until December 2015 and then accrue variable interest of BADLAR plus a spread of 4 percentage points and 500 accrue variable interest of BADLAR plus a spread of 4 percentage points with a maximum lending interest rate of the overall portfolio of Banco Nación. See additionally Note 12.
(4)	Includes 7,193 and 7,129 as of September 30, 2015 and December 31, 2014, respectively, of face value negotiable obligations, to be cancelled in argentine pesos at the prevailing exchange rate according to terms of issued series.

The breakdown of the Group’s borrowings for the nine-month period ended September 30, 2015 and 2014 is as follows:

	For the nine-month periods ended
	September 30,
	2015	2014
Amount at beginning of year	49,305	31,890
Proceeds from loans	38,162	19,342
Payments of loans	(17,624)	(9,012)
Payments of interest	(4,531)	(3,215)
Accrued interest	5,611	4,601
Exchange differences and translation, net	4,323	5,512

Amount at the end of period	75,246	49,118

On February 5, 2015 the General Shareholder’s Meeting of YPF approved an increase of the amount of the Global Medium—Term Notes (“M.T.N.”) Program of the Company for US$ 3,000 million, for a total maximum nominal outstanding amount at any time of the Program of US$ 8,000 million or its equivalent in other currencies.

Details regarding the Negotiable Obligations of the Group are as follows:

									September 30, 2015		December 31, 2014
Month	Year	Face value		Ref.	Class	Interest rate (3)		Maturity	Noncurrent	Current	Noncurrent	Current
YPF
-	1998	US$	15	(1)(6)	—	Fixed	10.00%	2028	61	6	62	2
September	2012		$1,200	(2)(4)(6)	Class VIII	—	—	—	—	—	—	809
October and December	2012	US$	552	(2)(4)(5)(6)(9)	Class X	Fixed	6.25%	2016	2,585	2,651	4,690	59
November and December	2012		$2,110	(2)(4)(6)(9)	Class XI	BADLAR plus 4.25%	24.76%	2017	1,056	1,126	2,110	70
December and March	2012/3		$2,828	(2)(4)(6)(9)	Class XIII	BADLAR plus 4.75%	25.52%	2018	2,828	22	2,828	23
April	2013		$2,250	(2)(4)(6)(9)	Class XVII	BADLAR plus 2.25%	22.68%	2020	2,250	88	2,250	89
April	2013	US$	59	(2)(5)(6)	Class XVIII	—	—	—	—	—	—	502
April	2013	US$	89	(2)(5)(6)	Class XIX	Fixed	1.29%	2017	834	2	757	2
June	2013		$1,265	(2)(4)(6)	Class XX	BADLAR plus 2.25%	23.01%	2020	1,265	10	1,265	11
July	2013	US$	92	(2)(5)(6)	Class XXII	Fixed	3.50%	2020	454	117	515	107
October	2013	US$	150	(2)(6)	Class XXIV	LIBOR plus 7.50%	7.77%	2018	662	340	825	311
October	2013		$300	(2)(6)	Class XXV	—	—	—	—	—	—	314
December and February	2013/5	US$	762	(2)	Class XXVI	Fixed	8.88%	2018	7,041	177	4,899	16
April and February	2014/5	US$	1,325	(2)	Class XXVIII	Fixed	8.75%	2024	12,418	272	8,501	180
March	2014		$500	(2)(6)(9)	Class XXIX	BADLAR	20.69%	2020	500	7	500	7
March	2014		$379	(2)(6)	Class XXX	BADLAR plus 3.50%	24.22%	2015	—	384	—	384
June	2014		$201	(2)(6)	Class XXXI	—	—	—	—	—	—	205
June	2014		$465	(2)(6)	Class XXXII	BADLAR plus 3.20%	23.92%	2016	—	314	155	316
June	2014	US$	66	(2)(5)(6)	Class XXXIII	Fixed	2.00%	2017	207	414	563	1
September	2014		$1,000	(2)(6)(9)	Class XXXIV	BADLAR plus 0.10%	20.83%	2024	1,000	4	1,000	54
September	2014		$750	(2)(4)(6)	Class XXXV	BADLAR plus 3.50%	24.23%	2019	750	3	750	47
February	2015		$950	(2)(9)	Class XXXVI	BADLAR plus 4.74%	25.37%	2020	950	34	—	—
February	2015		$250	(7)(2)	Class XXXVII	BADLAR plus 3.49%	25.75%	2017	250	9	—	—
April	2015		$935	(2)(4)	Class XXXVIII	BADLAR plus 4.75%	25.31%	2020	935	113	—	—
April	2015	US$	1,500	(2)	Class XXXIX	Fixed	8.50%	2025	14,011	506	—	—
July	2015		$500	(2)	Class XL	BADLAR plus 3.49%	23.74%	2017	500	25	—	—
September	2015		$1,900	(2)(9)	Class XLI	BADLAR	21.69%	2020	1,900	8	—	—
September	2015		$981	(2)(4)	Class XLII	BADLAR plus 4.00%	25.69%	2020	981	5	—	—
Metrogas
January	2013	US$	177		Series A-L	Fixed	8.88%	2018	1,359	37	1,186	1
January	2013	US$	18		Series A-U	Fixed	8.88%	2018	131	4	120	—
Gas Argentino
March	2013	US$	57	(8)	Series A-L	Fixed	8.88%	2016	417	121	347	76
March	2013	US$	1	(8)	Series A-U	Fixed	8.88%	2016	8	—	7	—

									55,353	6,799	33,330	3,586

(1)	Corresponds to the 1997 M.T.N. Program for US$1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 8,000 million.
(3)	Interest rate as of September 30, 2015.
(4)	The ANSES and/or the Fondo Argentino de Hidrocarburos have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded in the securities market where these negotiable obligations are authorized to be traded
(5)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Company has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)	Until the course of twelve months since the date of issuance and liquidation to a fixed nominal annual rate of 25.75%; and from the course of twelve months since the date of issuance and liquidation and until the date of maturity of the negotiable obligations to a variable nominal annual rate of BADLAR plus 3.49%.
(8)	The expiration date of the original capital is December 2015, with the possibility of being extended to December 2016, if certain conditions are fulfilled (see Note 2.i to the Annual Consolidated Financial Statements).
(9)	Negotiable Obligations classifying as productive investment , computable as such for purposes of subsection 35.8.1, paragraph K of General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervision Bureau.

6.k) Accounts payable:

	September 30, 2015		December 31, 2014
	Noncurrent	Current	Noncurrent	Current
Trade and related parties (1)	124	30,034	66	28,522
Investments in companies with negative shareholders’ equity	—	2	—	2
Extension of Concessions	480	131	332	884
Guarantee deposits	7	451	—	418
Miscellaneous	110	335	168	580

	721	30,953	566	30,406

(1)	For more information about related parties, see additionally Note 12.

6.l) Revenues:

	For the nine-month periods ended September 30,
	2015	2014
Sales (1)	117,966	107,746
Production incentive program (Note 11.c)	1,153	—
Revenues from construction contracts	362	414
Turnover tax	(4,291)	(3,957)

	115,190	104,203

(1)	Includes 9,112 and 5,848 for the nine-month period ended on September 30, 2015 and 2014, respectively, associated with revenues related to the natural gas additional injection stimulus program created by Resolution 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment.

6.m) Cost of sales:

	For the nine-month periods ended
	September 30,
	2015	2014
Inventories at beginning of year	13,001	9,881
Purchases for the period	25,616	25,515
Production costs	61,380	49,116
Translation effect	1,190	2,657
Inventories at end of period	(14,431)	(12,361)

Cost of sales	86,756	74,808

6.n) Expenses:

	For the nine-months periods ended September 30,
	2015							2014
	Production	Administrative		Selling	Exploration
	costs	expenses		expenses	expenses	Total		Total
Salaries and social security taxes	5,332	1,462		881	158	7,833		5,665
Fees and compensation for services	533	941	(2)	194	15	1,683		1,535
Other personnel expenses	1,678	200		85	31	1,994		1,406
Taxes, charges and contributions	1,109	176		2,265	—	3,550	(1)	4,262	(1)
Royalties, easements and canons	8,636	—		11	22	8,669		6,755
Insurance	652	31		45	—	728		540
Rental of real estate and equipment	2,354	21		290	1	2,666		2,139
Survey expenses	—	—		—	295	295		194
Depreciation of fixed assets	18,322	213		423	3	18,961		13,660
Amortization of intangible assets	128	82		15	—	225		250
Industrial inputs, consumable materials and supplies	2,726	23		62	1	2,812		2,466
Operation services and other service contracts	5,323	175		392	—	5,890		4,753
Preservation, repair and maintenance	9,343	176		257	13	9,789		8,087
Unproductive exploratory drillings	—	—		—	1,103	1,103		687
Transportation, products and charges	3,429	17		2,704	—	6,150		5,081
Provision for doubtful trade receivables	—	—		(110)	—	(110)		116
Publicity and advertising expenses	—	243		111	—	354		330
Contractual commitments	33	—		—	—	33		69
Fuel, gas, energy and miscellaneous	1,782	97		440	118	2,437		2,754

Total 2015	61,380	3,857		8,065	1,760	75,062

Total 2014	49,116	3,116		7,287	1,230			60,749

(1)	Includes approximately 1,004 and 1,394 corresponding to hydrocarbon export withholdings for the nine-month periods ended September 30, 2015 and 2014, respectively.
(2)	Includes 106 of YPF’s Directors and Statutory Auditor’s fees and remunerations for all concepts. On April 30, 2015, the General Ordinary and Extraordinary Shareholder’s meeting of YPF decided to ratify fees for the year 2014 for 123 and decided to approve as fees and remunerations for all concepts in advance for the year 2015 the sum of approximately 146.

The expense recognized in the condensed interim consolidated statements of comprehensive income related to research and development activities during the nine-month periods ended September 30, 2015 and 2014 amounted to 176 and 137, respectively.

6.o) Other operating results, net:

	For the nine-month periods ended September 30,
	2015	2014
Lawsuits	(373)	(276)
Temporary economic assistance (1)	562	—
Sale of extension of “La Ventana” concession agreement	—	359
Construction incentive(2)	505	221
Miscellaneous	232	312

	926	616

(1)	Corresponds to the temporary economic assistance received by Metrogas S.A. ordered by the Argentine Energy Secretariat in Resolution No. 263/2015 for the nine-month period ended September 30, 2015 (see Note 11.c).
(2)	Corresponds to the incentive to Argentine manufacturers of capital goods received by A-Evangelista S.A. under the provisions of Executive Order No. 379/2001 of the Argentine Ministry of Economy, for the nine-month period ended September 30, 2015.

7. INVESTMENTS IN COMPANIES AND JOINT OPERATIONS

The Group does not participate in subsidiaries with significant non-controlling interest. Furthermore, no investments in companies or joint operations are deemed individually material.

The following table shows in aggregate, considering that none of the companies are individually material, the amount of investments in companies and joint ventures as of September 30, 2015 and December 31, 2014:

	September 30,	December 31,
	2015	2014
Amount of investments in affiliated companies	977	757
Amount of investments in joint ventures	2,344	2,432
Provision for reduction in value of holdings in companies	(12)	(12)

	3,309	3,177

Investments in companies with negative shareholders’ equity are disclosed in “Accounts payable”.

The main changes that affected the amount of the investments previously mentioned, during the nine-month periods ended on September 30, 2015 and 2014, are the following:

	For the nine-month periods
	ended on September 30,
	2015	2014
Amount at the beginning of year	3,177	2,124
Acquisitions and contributions	163	94
Loss from investments in companies and joint ventures	52	61
Translation difference	198	434
Reclassification of investments in companies with negative shareholders’ equity	—	132
Distributed dividends	(281)	(293)

Amount at the end of period	3,309	2,552

Note 15 provides information of investments in companies.

The following table shows the main magnitudes of net income (loss) from the Group’s investments in companies, calculated according to the equity method, for the nine-month periods ended on September 30, 2015 and 2014. YPF has made adjustments, where applicable, to the amounts reported by such companies in order to conform the accounting principles used by such companies to those used by the Group:

	Affiliated companies		Joint ventures
	2015	2014	2015	2014
Net income (loss)	88	(148)	(36)	209
Other comprehensive income	9	17	189	417

Comprehensive income for the period	97	(131)	153	626

Additionally, the Group participates in Joint Operations which give to the Group a contractually-established percentage over the rights of the assets and obligations that emerge from the contracts. Interest in such Joint Operations have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract.

The assets and liabilities as of September 30, 2015 and December 31, 2014, and main magnitude of results for the nine-month periods ended on September 30, 2015 and 2014 of the Joint Operations and other agreements are detailed below:

	September 30,	December 31,
	2015	2014
Noncurrent assets	31,249	22,439
Current assets	1,238	1,295

Total assets	32,487	23,734

Noncurrent liabilities	3,614	3,129
Current liabilities	4,769	4,609

Total liabilities	8,383	7,738

	For the nine-month periods ended September 30,
	2015	2014
Production cost	9,454	5,832
Exploration expenses	130	474

8. SHAREHOLDERS’ EQUITY

On April 30, 2015, the General Ordinary and Extraordinary Shareholders’ meeting was held, which has approved the financial statements of YPF for the year ended December 31, 2014 and additionally decided the following in relation with the distribution of earnings of fiscal year ended as of December 31, 2014: (i) to appropriate the amount of 120 to a reserve for future acquisition of YPF shares under the “performance and bonus program” mentioned in the Director’s report of the Annual Consolidated Financial Statements as of December 31, 2014, giving to the Board of Directors the opportunity to acquire shares when it considers it convenient and to comply with the commitments assumed and to be assumed in relation with the mentioned program; (ii) to appropriate the amount of 8,410 to constitute a reserve for investment in accordance with the article 70, third paragraph of the Law No. 19,550 of Argentine Corporations as amended; and (iii) the appropriation to a reserve for future dividends in an amount of 503, empowering the Board of Directors to determine the opportunity of payment which should not exceed the end of the present fiscal year. On June 8, 2015, the Board of Directors of the Company resolved to pay a dividend of 1.28 pesos per share, for an amount of 503, which was available to shareholders on July 28, 2015.

9. EARNINGS PER SHARE

As of the date of issuance of these condensed interim consolidated financial statements, YPF has not issued equity instruments that give rise to potential ordinary shares (considering the Company’s intention of setting the share based benefit plans through treasury shares purchase), as a result, the calculation of diluted earnings per share coincides with the basic earnings per share.

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	For the nine-month periods
	ended on September 30,
	2015	2014
Net income	6,274	7,619
Average number of shares outstanding	392,214,430	392,193,525
Basic and diluted earnings per share	16.00	19.43

Basic and diluted earnings per share are calculated as shown in Note 1.b.14 to the annual consolidated financial statements as of December 31, 2014.

10. PROVISIONS FOR PENDING LAWSUITS, CLAIMS AND ENVIROMENTAL LIABILITES

Provisions for pending lawsuits, claims and environmental liabilities are described in Note 3 to the annual consolidated financial statements for the year ended December 31, 2014. As of September 30, 2015, the Group has accrued pending lawsuits, claims and contingencies which are probable and can be reasonably estimated, amounting to 8,453.

In relation to environmental obligations, and in addition to the hydrocarbon wells abandonment legal obligations for 21,367, as of September 30, 2015, the Group has accrued 2,440 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Group’s existing remediation program.

Developments during the nine-month period ended September 30, 2015, concerning more significant pending lawsuits and contingencies are described below.

•	With respect to arbritation with AES Uruguaiana Emprendimientos S.A. (“AESU”), on April 24, 2015, the Arbitration Tribunal resolved to resume the arbitration process and invited the parties to discuss the continuation of arbitration and to file with the Arbitration Tribunal a joint or separate proposal on steps to be followed. Such decision was notified by YPF to the Federal Court of Appeals hearing Administrative Litigation matters on April 27, 2015, since the precautionary measure suspending the arbitration process ordered by the latter is still in force. On June 22, 2015 the Arbitration Tribunal proposed to conduct the evidentiary hearings concerning damages stage on November 16 and 17, 2015.

With respect to the legal action filed by AESU in Uruguay, on July 16, 2015 the Administrative Claims Court No. 3 rejected one of the letters rogatory whereby AESU attempted to file a nullity action of the Arbitration Board’s resolution which provided for the stay of the arbitration proceeding. On September 4, 2015, AESU filed an appeal.

•	Under the arbitration process filed by Nación Fideicomisos S.A. (“NAFISA”) against YPF demanding payment of the transportation charges to Uruguaiana, as evidenced in the transportation invoices claimed by TGN on September 29, 2015, the Supreme Court sustained YPF’s appeal and revoked the resolution of the Administrative Claims Court, Division IV, asserting that ENARGAS is not a competent authority to hear this matter, given that the parties are not subject to the Gas Law.

•	In relation to the Passaic River litigation initiated by New Jersey Department of Environmental Protection (“DEP”) against YPF, YPF Holding Inc. and other subsidiaries on alleged contamination caused by dioxin and other hazardous substances from Newark plant and alleged contamination of lower Passaic River, on March 26, 2015, a new presiding judge was appointed for the case (Hon. Gary Furnari). On April 15, 2015, Occidental Chemical Corporation (“OCC”) served Maxus with an indemnity demand letter asserting that Maxus is obligated to indemnify OCC under the 1986 SPA with respect to the counter-claims asserted by Repsol against OCC, which seek to recover from OCC the US$ 65 million payment made by Repsol to New Jersey State under the settlement agreement. Maxus replied to OCC on April 28, 2015 reserving all arguments and defenses regarding the 1986 SPA’s indemnification provisions.

Furthermore, scheduled dates were changed by “Case Management Order XXVI” dated March 9, 2015 and the Case Management Order XXVII dated July 1, 2015 under which the new judge extended the deadline to complete all expert discovery until January 29, 2016, established a briefing schedule pursuant to which summary judgment will not be decide until late April or early May 2016, at the earliest, and included a provision that trial shall be scheduled in June 2016. Depositions of witnesses residing in the US and abroad began in December 2014 in accordance with the Case Management Order XXV. Since that time about forty witnesses have been deposed, including the corporate representatives of all the parties. The issues being explored include Track IV (the alter-ego and fraudulent transfers of assets) and Track III (indemnity claims filed by OCC against Maxus). Depositions of witnesses were completed in October 2015.

While Case Management Order XXVII provided that motions for summary judgment could be filed until March 4, 2016, the Special Master authorized the parties to file briefs specifying any issue in respect of which each party believed, that the court should authorize early summary judgment motions.

YPF has requested for and obtained an authorization to file a request regarding three issues: 1) dismissal of the portion of OCC’s claims for alter ego liability, based on the financing of YPF’s acquisition of Maxus shares in 1995; 2) dismissal of the portion of OCC’s liability claims based on the alleged “control” by YPF of Maxus Board of Directors decision, in 1996, to sell its subsidiaries in Bolivia and Venezuela to YPF International; and 3) dismissal of the portion of OCC’s claims for alter ego liability, based on the transfer of Maxus’ assets from 1995 through 1999.

OCC has requested for and obtained an authorization to file a motion against Maxus in relation to OCC’s claim to recover the amount of US$ 190 million paid to the State of New Jersey under the settlement agreement. In addition, OCC has also been authorized to file a request for a partial summary judgment dismissing the above mentioned cross complaints of Repsol.

Repsol has requested for and obtained authorization to file a motion against OCC to dismiss alter ego arguments, to the extent that OCC claim is based on prescribed claims for fraudulent transfers. Moreover, Repsol will seek the dismissal of the cross claims of OCC based on the following grounds: 1) OCC cannot prove that it has suffered damages due a failure to perform an agreement; and 2) OCC cannot prove that Repsol has caused any damage even if a non-performance occurred, because OCC has alleged that Maxus became insolvent before Repsol acquired YPF in 1999.

Finally, Maxus has requested for and obtained authorization to file a request for partial summary judgment against OCC to dismiss the claims for damages filed by OCC regarding costs not yet incurred by OCC.

Per the time schedule set by the Special Master, all parties filed their respective briefs in support of motions for early summary judgment on November 2, 2015. Opposition briefs must be filed on November 20 and replies to answers on November 27, 2015. Upon the Special Master’s decision, the parties may appeal such decision before Judge Furnari.

In addition, on October 23, YPF received a copy of the six reports produced by OCC under the expert’s evidence. Three of them are meant as evidence of the circumstances stated by OCC under Track III, and the other three are meant as defense of OCC position under Track IV.

OCC has requested for authorization to submit a motion to amend its second amendment to its complaint on September 25, 2015. OCC sought to add claims against YPF and Repsol regarding the alleged fraudulent transfers with its contractual right under the SPA. The Special Master authorized OCC to file the motion on October 13, 2015 and ordered the same time schedule applicable to motions for summary judgment.

•	With respect to the second draft of the Focused Feasibility Study (“FFS”) the U.S. Environmental Protection Agency (“EPA”) made additional remarks to the “In-Eco” project Works Proposal in March 2015, which were answered by Tierra Solutions, Inc. (“TS”) during the second semester of 2015. In September 2015, a meeting was held between TS, its experts and the EPA, during which the final matters were decided upon and laboratory studies were estimated to commence in early 2016.

In October 2015, the U.S. Government Accountability Office (“GAO”) advised Maxus, Tierra and OCC that it had commenced a study on some “Superfund” sites affected with sediments, including the Lower Section of the Passaic River, at the request of the Committee of Environmental Matters and Public Works of the Senate of the United States. The GAO plans to talk to EPA project managers, representatives of the community and potentially responsible parties (“PRP”). With the information now available it is not possible to determine if GAO’s review will have any effect on the term for the rendering of the Record of Decision (“ROD”) related to the FFS.

•	With regard to the Removal Action for the Mile 10.9 of the Passaic River, the Focused Feasibility Study (“FFS”) published on April 11, 2014 provided that Phase II of the removal action shall be implemented in a consistent manner with such FFS. On September 18, 2014, EPA requested that Tierra Solutions, Inc.

(“TS”) submit a work plan to conduct additional sampling of the Phase II area. Such sampling was completed in the first quarter of 2015, and it is anticipated that TS will submit the validated results to the US Environmental Protection Agency (“EPA”) during the fourth quarter of 2015.

•	Regarding the lower 17 miles of the Passaic River, it is predicted that the Remedial Investigation / Feasibility Study (“RI/FS”) is expected to be completed in 2016 or later.

The CPG (“Cooperation Group Parties”) submitted a draft project of the above mentioned RI/FS during the first semester of 2015. Separate sections were submitted over a four month period from February to July 2015. Certain sections of the modeling works have not been submitted as of September 30, 2015. The CGP documents offers potential alternatives to the EPA FFS (which comprises the lower 8 miles of the Passaic River). The EPA may or may not consider this report, as they continue to address comments to the above mentioned FFS. As of the date of these condensed interim consolidated financial statements, the EPA has made no remarks.

•	With regard to the complaint brought by Ruby Mhire and others against Maxus and other third parties, in June 2015, Maxus made one last installment payment in the amount of US$ 1 million, with which it has no further payment obligations. However, it still has to carry out the site remediation which is expected to be completed in December 2015. The agreed site remediation works commenced in the third quarter and are expected to be completed in early 2016.

11. CONTINGENT LIABILITIES, CONTINGENT ASSETS, CONTRACTUAL COMMITMENTS, MAIN REGULATIONS AND OTHERS

Contingent liabilities, contingent assets, contractual commitments, main regulations and others are described in Note 11 to the annual consolidated financial statements for the year ended December 31, 2014. Developments during the nine-month period ended September 30, 2015 concerning the above are detailed below.

a)	Contingent Liabilities

•	Concerning court claims brought by the Asociación de Superficiarios de la Patagonia (“ASSUPA”) against concessionaires of the areas of the Northwest Basin, currently all terms to file answers have been stayed by reason of a request from the Company. In addition, Pan American Energy filed a motion to disqualify the judge hearing the case and therefore, court proceedings were referred to Federal Court No. 2 sitting in Salta for a decision thereon to be rendered.

•	On November 2, the Company was given notice of the complaints filed by ASSUPA against concession holders of the areas of the Austral Basin. The Company requested the stay of the relevant term until the plaintiff produces all items of documentary evidence they intend to submit under the proceedings.

•	On April 8, 2015 Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. (jointly, “Petersen”), a former shareholder of YPF, filed a complaint against the Argentine Republic and YPF with the U.S. District Court for the Southern District of New York. The litigation is being conducted by the bankruptcy trustee of the aforesaid companies by reason of a liquidation process pending in a Commercial Court in Spain. The complaint contains claims related to the expropriation of the controlling interest of Repsol in YPF by the Argentine Republic in 2012, asserting that the obligation by the Argentine Republic to make a purchase offer to the remaining shareholders would have been triggered. Claims seem to be mainly grounded on allegations that the expropriation breached contract obligations contained in the initial public offering and bylaws of YPF and seeks unspecified compensation. The Company filed a motion to dismiss on September 8, 2015, the date which was set as a result of the extension of the term provided for by the Court.

Based on the available information related to the complaint, YPF believes that the claim against the Company lacks of legal merit and will strongly defend its interests. Finally, as of the date of these condensed interim consolidated financial statements, there exists no element in possession of the Company that may permit YPF quantify the possible impact of this claim over the Company.

•	On September 18, 2015, Metrogas S.A. was made aware of petitions for bankruptcy, filed by Pan American Sur S.A., Pan American Fueguina S.A. and Pan American Energy LLC Sucursal Argentina, which are being heard by Argentine First Instance Court No. 26 in Commercial Matters, Division No. 51 of Buenos Aires City. As of the date of these condensed interim consolidated financial statements, Metrogas has not received any notice regarding said court files, despite of which it shall take all necessary action for an appropriate defense of its rights.

b)	Contingent Assets

•	La Plata Refinery:

Regarding Coke A and Topping C units at YPF’s facilities in La Plata refinery, YPF has concluded the procedure to recover the damages regarding its loss against the insurance company.

The period under which compensation for the loss of profits was calculated, was extended until January 16, 2015 and the entire compensation for loss of profits was finally paid in June 2015 upon a final payment of US$ 185 million.

The total amount received for this loss amounted to US$ 615 million, of which US$ 227 million were related to property damage and US$ 388 million to loss of profits.

During the nine-month period ended on September 30, 2015, a gain of 523, was recorded in the statement of Comprehensive income, under the captions Revenues and Cost of sales, depending on the nature of the claimed concept.

•	Cerro Divisadero:

Concerning the fire that affected the facilities of the Oil Treatment plant of Cerro Divisadero in Mendoza, the Company has selected a reconstruction project after analyzing several technological options and, as of the date of these condensed interim consolidated financial statements, an advance of US$ 60 million has been requested, which will be paid during November 2015, comprising both property damages and loss of production.

During the nine-month period ended on September 30, 2015, the Group has recorded a gain of 562 in the statement of comprehensive income under “Other operating results, net” and “Cost of sales”, based on the nature of the item claimed (property damage and loss of production respectively).

c)	Contractual commitments, main regulations and others

•	Agreements of project investments

•	With respect to the Investment Agreement executed by and between the Company and subsidiaries of Chevron Corporation for joint exploitation of unconventional hydrocarbons in the province of Neuquén, in Loma Campana area, during the nine-month period ended September 30, 2015, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have conducted operations, among which purchases of gas and crude oil by YPF for 2,511 can be mentioned. These operations are formalized based on general and regulatory market conditions. The net balance payable to CHNC as of September 30, 2015 amounts to 347.

•

As of June 30, 2015, the Company had received within the operation with Dow Europe Holding B.V. and PBB Polisur S.A. by reason of the joint exploitation of the first tranche of unconventional gas pilot project in the province of Neuquén for an amount of US$ 120 million, which was recorded under “Loans” in the condensed interim consolidated statement of financial position. Dow had 90 days from July 22, 2015 to decide whether or not to exercise the conversion option, whereby it would be assigned 50% of the equity interest in the area.

On October 22, 2015, both parties agreed on an Addendum which provides for, among other things, (i) A US$ 60 million increase in the amount to be disbursed by Dow, thus rising it to US$ 180 million, through a financial instrument convertible into a share in the project, for the same purposes and effects as the previous disbursements, i.e., the joint exploitation of a unconventional gas pilot project in the province of Neuquén, and (ii) the extension of the term within which Dow may exercise its conversion option, until December 18, 2015. On October 30, 2015, the Company received the committed additional amounts.

•	Regarding the investment agreement between the Company and Petrolera Pampa SA (“Petrolera Pampa”) for the development of hydrocarbons of the Rincón del Mangrullo area (the “Area”) in the province of Neuquén, on May 26, 2015 a supplementary agreement (the “Amendment”) to the investment agreement dated November 6, 2013 was signed.

The Amendment establishes an equity interest of 50% of each of the parties in the entire production, costs and investments for the development of the Area with retroactive effect from January 1, 2015, excluding from the agreement only the formations of Vaca Muerta and Quintuco. Such investments include surface facilities in the area of US$ 150 million, which include the first expansion stage of the treatment facilities, bringing the current capacity of 2 to 4 million cubic meters per day to allow the conditioning and evacuation of future production from the block.

The Amendment also includes the expansion of the investment commitment of Petrolera Pampa in a third investment phase of US$ 22.5 million, for the drilling of additional wells targeting the Mulichinco Formation.

In addition, the Amendment includes an exploratory program for the Lajas Formation, under which Petrolera Pampa is committed to an investment of up to US$ 34 million and YPF up to US$ 6 million for the period 2015-2016. Subject to the results obtained in this period, Petrolera Pampa may choose to continue with a second investment phase in 2017 also for the Lajas Formation, with an additional investment commitment of US$ 34 million.

It should be noted that on July 14, 2015, the conditions required for that Amendment to entry in force were complied with.

As of September 30, 2015, for the first stage of Petrolera Pampa’s commitment, 17 wells were drilled and completed. The second phase provides for an investment of US$ 70 million to drill 15 wells.

•	Concerning the Investment Project Agreement (the “Agreement”) entered into on December 10, 2014, by and between the Company and Petronas E&P Argentina S.A. (“PEPASA”), an affiliate of Petronas, for the joint development of a Shale oil pilot project in “La Amarga Chica” area in the province of Neuquen, the agreement provides for an exclusivity period to negotiate and execute a series of final contracts, which will become effective once a series of conditions are complied with.

It should be noted that on May 10, 2015, the conditions required for the entry into force of that Pilot Plan in 2015 were complied with.

As of September 30, two wells of the Pilot Plan were drilled. Upon completion of each annual phase of the Pilot Plan and payment of the relevant contributions, PEPASA shall have the option to abandon the plan, upon delivery of its interest in the concession and payment of accrued liabilities until its exit day (without access to 50% of the production value net of drilled wells until the exercise of its exit right).

Upon performance of all the commitments undertaken by the parties in the Pilot Plan stage, each of the parties shall pay for 50% of the work program for area development and shall contribute 50% of the budget under the Joint Operation Agreement.

•	On July 16, 2015, the Province of Neuquén, pursuant to executive orders 1536/15 and 1541/15, approved the subdivision of the Bandurria block (465.5 km2) and awarded 100% of the area known as “Bandurria Norte” (107 km2) to Wintershall Energía S.A., 100% of the area known as “Bandurria Centro” (130 km2) to Pan American Energy LLC (Sucursal Argentina) and 100% of the area known as “Bandurria Sur” (228.5 km2) to YPF, awarding to YPF an Unconventional Hydrocarbons Exploitation Concession in Bandurria Sur area, for a 35-year term, with a commitment to develop a pilot plan to be completed in 3 years with a related investment of US$ 360 million.

•	On July 10, 2015, the Province of Neuquén agreed to award to both partners, Pan American Energy LLC (Sucursal Argentina) and YPF, pro rata their interests (62.5% and 37.5%, respectively) in the “Lindero Atravesado” joint venture, the right to an Unconventional Hydrocarbons Exploitation Concession for a 35-year term, pursuant to the provisions of sections 27 bis, 35(b) and related sections of Act 17.319, as amended by Act 27.007. As a condition to the award of the above mentioned concession rights, concession holders have agreed to carry out an Unconventional Tight Gas Pilot program within 4 years, beginning on January 1, 2015, with an investment of US$ 590 million. On July 6, 2015, an agreement in this respect was approved by Executive Order 1540/15 of the Neuquén Province.

•	Liquid hydrocarbons regulatory requirements

Dated February 3, 2015, the Argentine Republic Official Gazette published the text of Resolution No. 14/2015 passed by the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons that created the Crude Oil Production Promotion Program for 2015 under which beneficiary companies are awarded an economic compensation, payable in pesos, for an amount equivalent to up to three U.S. dollars per barrel for the total production of each beneficiary company, provided that its quarterly production of crude oil is higher or equal to the production taken as basis for such program. Basis production is defined as the total production of crude oil by beneficiary companies corresponding to the fourth quarter of 2014, expressed in barrels per day. The beneficiary companies that have met the demands of all refineries authorized to operate in the country and direct part of their production to the foreign market may receive an additional economic compensation of two or three U.S. dollars for each barrel of exported crude oil, depending on the level of exported volume achieved.

Pursuant to Executive Order No. 1330/15 of July 6, 2015, the Government resolved to render ineffective the “Petróleo Plus” program, which had been created by Executive Order No. 2,014 of November 25, 2008.

•	Natural gas regulatory requirements

Resolution No. 123/2015 was published in the Official Gazette on July 15, 2015 which approved the Regulations governing procurement, sales and transfers of areas, assignments of rights and equity interests under the approved programs.

On September 29, 2015, Resolution 185/2015 was published in the Official Gazette regulating an incentive program for natural gas injection for the benefit of corporate producers which do not have a previous record of natural gas injection. The beneficiary companies will receive a compensation resulting from the difference between US$ 7.50 US$/MMBtu and the price received for the sale of the natural gas in the market. Such compensation shall be received only for natural gas originating in areas whose production rights shall have been acquired from companies registered with any of the two previous programs and provided that during the period in which the transferor shall have calculated its “base injection”, according to its programme, the injection of the area operated by the current beneficiary – transferee– shall have been null.

In relation with the creation of the Trust Fund to finance natural gas imports to be injected into the domestic gas network, on October 27, 2015 the Supreme Court issued judgment on the action for protection of constitutional rights filed by Mega S.A. (for a period running until the enactment of the budget act for fiscal year 2013 No. 26,784) and held that the charge imposed by “Executive Order 2067/08” was unconstitutional and not applicable to Mega S.A.

•	Main rules applicable to the activities of Metrogas:

Resolution SE No. 263/2015 was published in the Official Gazette on June 8, 2015 whereby the Energy Secretariat approved an expenditure as temporary economic assistance payable in ten consecutive installments to Metrogas and the rest of the natural gas distributors effective from March 2015, in order to cover the costs and investments associated with the normal operation of the provision of the public service of natural gas distribution networks and on account of the Comprehensive Tariff Review to be carried out in due course.

This Resolution provides that beneficiaries must allocate part of the funds received from each of the monthly installments to cancel overdue debts as of December 31, 2014 to natural gas companies and also that, distributors may not accumulate more debts for natural gas purchases as from the entry into force of such Resolution.

In the case of Metrogas, ENARGAS established an exceptional need for funds to be disbursed by 2015 according to a monthly schedule from March to December. Moreover, it established that Metrogas must allocate part of the temporary economic assistance to the payment of debts to producers due as of December 31, 2014 in 36 monthly equal and consecutive installments, plus interest, from the month of January 2015, calculated by using the current “ Average Lending Rate published by Banco Nación for Commercial Discount Transactions” (2.05% per month), the first installment to be paid as from March 2015.

Additionally, ENARGAS considered that distributors will pay all gas purchase invoices falling due in 2015, providing for the cancellation thereof within 30, 60 and 90 days consistent with the collection of invoice payments from their customers.

As of the date of the issuance of this interim condensed consolidated financial statements, Metrogas has received three of the ten installments on account of temporary financial assistance. In addition, it has entered into payment agreements with most producers under the provisions of Energy Secretariat Resolution No. 263/2015, subject to the availability of the amounts committed.

•	Regulatory framework for the electricity industry in the Argentine Republic:

Resolution SE No. 482/2015: this resolution defines certain adjustments to the remuneration scheme contemplated in Resolution SE No. 529/2014, increasing the tariff schedule of the five remunerative items established therein. It also incorporates a new specific contribution scheme called “Investment Resources of FONINVEMEM 2015-2018” to be allocated to those participants generating investment projects already approved or to be approved by the Energy Secretariat and establishes a new system of incentives to Energy Production and Operational Efficiency for the involved power generation agents. The provisions set forth in this resolution are to be retroactively applied as from the financial transactions corresponding to the month of February 2015 for those power generation agents that have adhered to Resolution No. 95/2013.

•	New Argentine Civil and Commercial Code

On August 1, 2015 the new Argentine Civil and Commercial Code became in full force and effect. This new code, while unifying the Civil Code with the Commercial Code, introduces many new features and modifications to the rules governing issues like Capacity, Obligations, Contracts, and Pre-contractual and Contractual Civil Liability, Ownership, Co-ownership, Commercial Companies and Statute of Limitations, among others.

12. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Group enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Group with respect to their purpose and conditions.

The information detailed in the tables below shows the balances with joint ventures and affiliated companies as of September 30, 2015 and December 31, 2014 and transactions with the mentioned parties for the nine-month period ended September 30, 2015 and 2014.

	September 30, 2015			December 31, 2014
	Other	Trade	Accounts	Other	Trade	Accounts
	receivables	receivables	payable	receivables	receivables	payable
	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil S.A.	102	104	63	3	56	16
Compañía Mega S.A.	6	245	277	7	528	40
Refinería del Norte S.A.	—	240	23	—	145	11
Bizoy S.A.	3	—	—	—	4	—

	111	589	363	10	733	67

Affiliated companies:
Central Dock Sud S.A.	—	57	—	—	89	—
YPF Gas S.A. (1)	30	101	41	—	—	—
Oleoductos del Valle S.A.	—	—	41	—	—	33
Terminales Marítimas Patagónicas S.A.	—	—	22	—	—	28
Oleoducto Trasandino (Argentina) S.A.	—	—	3	—	—	2
Gasoducto del Pacífico (Argentina) S.A.	4	—	24	6	—	7
Oiltanking Ebytem S.A.	—	—	27	—	—	25

	34	158	158	6	89	95

	145	747	521	16	822	162

	For the nine-month period ended on September 30,
	2015			2014
	Revenues	Purchases and services	Interest gain(loss), net	Revenues	Purchases and services	Interest gain (loss), net
Joint ventures:
Profertil S.A.	602	219	—	230	275	—
Compañía Mega S.A.	1,008	363	—	1,800	130	—
Refinería del Norte S.A.	598	129	—	664	51	—
Bizoy S.A.	—	—	—	13	—	—

	2,208	711	—	2,707	456	—

Affiliated companies:
Central Dock Sud S.A.	210	—	7	183	—	6
Oleoductos del Valle S.A.	—	152	—	—	—	—
YPF Gas S.A.(1)	146	27	—	—	135	—
Terminales Marítimas Patagónicas S.A.	—	149	—	1	140	—
Oleoducto Trasandino (Argentina) S.A.	—	15	—	—	13	—
Gasoducto del Pacífico (Argentina) S.A.	—	81	—	—	62	—
Oiltanking Ebytem S.A.	—	135	—	—	106	—

	356	559	7	184	456	6

	2,564	1,270	7	2,891	912	6

(1)	Disclosed balances and transactions since the date of the acquisition of associates.

Additionally, in the normal course of business, and taking into consideration that YPF is the main oil and gas company in Argentina, its client/suppliers’ portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

•	CAMMESA: the provision of fuel oil, which is destined to thermal power plants, and the purchases of energy (the operations of sale and purchase for the nine-month period ended on September 30, 2015 amounted to 7,836 and 1,098, respectively, and on September 30, 2014 amounted to 5,372 and 918, respectively, while the net balance as of September 30, 2015 and December 31, 2014 was a trade receivable of 581 and 1,010, respectively);

•	ENARSA: rendering of regasification service in the regasification projects of GNL in Escobar and Bahía Blanca and the purchase of natural gas, imported by ENARSA and crude oil (the operations for the nine-month period ended on September 30, 2015, amounted to 1,270 and 708, respectively, and on September 30, 2014 amounted to 1,150 and 414, respectively, while the net balance as of September 30, 2015 and December 31, 2014 was a trade receivable of 50 and 192, respectively);

•	Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.: the provision of jet fuel (the operations for the nine-month periods ended on September 30, 2015 and 2014, amounted to 1,635 and 1,945, respectively, while the net balance as of September 30, 2015 and December 31, 2014 was a trade receivable of 255 and 183, respectively);

•	Department of Federal Planning Investment and Services: the benefits of the incentive scheme for the Additional Injection of natural gas, among others, (the operations for the nine-month periods ended on September 30, 2015 and 2014, amounted to 9,112 and 5,848, respectively, while the net balance as of September 30, 2015 and December 31, 2014 was a trade receivable of 6,567 and 3,390, respectively) and for the crude oil production incentive program (the operations for the nine-month periods ended on September 30, 2015 amounted to 1,153, all of them outstanding as of the closing date of this period);

•	Argentine Secretariat of Domestic Commerce: the compensation for providing gas oil to public transport of passengers at a differential price (the operations for the nine-month periods ended on September 30, 2015 and 2014, amounted to 2,686 and 2,641, respectively, while the net balance as of September 30, 2015 and December 31, 2014 was a trade receivable of 313 and 244, respectively);

•	Energy Secretariat: temporary economic assistance to Metrogas (the operations for the nine-month period ended on September 30, 2015 amounted to 562, while the net balance as of September 30 was a trade receivable of 306);

•	Industry Secretariat: incentive for domestic manufacturing of capital goods, for the benefit of A-Evangelista S.A. (the operations for the nine-month periods ended on September 30, 2015 and 2014, amounted to 505 and 221 respectively, while the net balance as of September 30, 2015 and December 31, 2014 was a trade receivable of 126 and 15, respectively).

Such transactions are generally based on medium-term agreements and are provided according to general market or regulatory conditions, as applicable.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector, as defined in IAS 24. Such transactions consist of certain financial transactions that are described in Note 6.j) of these condensed interim financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident mentioned in Note 11.b.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the above mentioned investment agreement (for further detail see Note 11.c to the Annual Consolidated Financial Statements).

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the nine-month periods ended September 30, 2015 and 2014:

	2015(1)	2014(1)
Short-term employee benefits	131	99
Share-based benefits	38	33
Post-retirement benefits	4	3

	173	135

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned periods.

13. EMPLOYEE BENEFIT PLANS AND OTHER OBLIGATIONS

Note 1.b.10 to the Annual Consolidated Financial Statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group. The charges recognized during the nine-month period ended on September 30, 2015 and 2014 are as follows:

i. Retirement plan:

The total charges recognized under the Retirement Plan amounted to approximately 43 and 43 for the nine-month periods ended on September 30, 2015 and 2014, respectively.

ii. Performance Bonus Programs:

The amount charged to expense related to the Performance Bonus Programs was 735 and 589 for the nine-month periods ended on September 30, 2015 and 2014, respectively.

iii. Share-based benefit plan:

The amounts recognized in net income in relation with the Share-based Plans, which are disclosed according to their nature, amounted to 89 and 56 for the nine-month periods ended on September 30, 2015 and 2014, respectively.

The Board of Directors, at the meeting held on June 8, 2015 resolved to approve the creation of a new long-term compensation program based on the granting of shares that will be valid for three years from July 1, 2015 (granting date), with similar characteristics to the one implemented in 2014. The market value of the share at the time of the approved effective assignment is US$ 19.31.

During the nine-month periods ended September 30, 2015 and 2014, the Company has repurchased 382,985 and 617,527 treasury shares for an amount of 119 and 198, respectively, in order to comply with the share-based plans described in Note 1.b.10.iii) to the Annual Consolidated Financial Statements. The cost of such repurchases is reflected in the shareholders’ equity under the name of “Treasury shares acquisition cost”, while the face value and the adjustment resulting from the monetary restatement carried out in accordance with the Previous Accounting Principles have been reclassified from the accounts “Subscribed Capital” and “Capital Adjustment” to the accounts “Treasury shares” and “Treasury shares comprehensive adjustment” respectively.

14. INFORMATION REQUIRED BY REGULATORY AUTHORITIES

a)	CNV General Resolution No. 622

i.	Pursuant to section 1, Chapter III, Title IV of such resolution, there follows a detail of the notes to the condensed interim consolidated financial statements containing information required under the Resolution in the form of exhibits.

Exhibit A – Fixed Assets	Note 6.b) Fixed Assets
Exhibit B – Intangible assets	Note 6.a) Intangible assets
Exhibit C – Investments in companies	Note 15 Investments in companies
Exhibit D – Other investments	N/A
Exhibit E – Provisions	Note 6.f) Trade receivables
Note 6.e) Other receivables
Note 6.c) Investments in companies
Note 6.b) Fixed Assets
Note 6.h) Provisions
Exhibit F – Cost of goods sold and services rendered	Note 6.m) Cost of sales
Exhibit G – Assets and liabilities in foreign currency	Note 16 Assets and liabilities in currencies other than the Argentine peso

ii.	On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent—Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company shall not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV and also it shall not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Besides, in accordance with the provisions of Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 11,618,762 units of the mutual fund known as Fondo Común de Inversión Compass Ahorro—Clase B, with settlement upon redemption in 24 hours; the Company’s units total value as of September 30, 2015 amounted to 18.

b)	CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Escalada – Luján de Cuyo –Province of Mendoza.

15. INVESTMENTS IN COMPANIES

					Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital Stock		Income (Loss)	Equity	Holding in Capital Stock
Controlled companies: (9)
YPF International S.A.(7)	Common	Bs.	100	66,897	Investment	La Plata 19 Street, Santa Cruz de la Sierra, República de Bolivia	30-09-15	15		1	15	100.00%
YPF Holdings Inc.(7)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	30-09-15	7,596		(354)	(2,587)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	30-09-15	164		260	457	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	30-09-15	307		204	730	100.00%
YPF Servicios Petroleros S.A.	Common		$1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	31-12-14	—	(8)	(14)	13	100.00%
YPF Inversora Energética S.A.	Common		$1	67,608,000	Investment	Macacha Güemes 515, Buenos Aires, Argentina	30-06-15	76		(133)	(725)	100.00%
YPF Energía Eléctrica	Common		$1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	30-09-15	30		273	826	100.00%
YPF Chile S.A.(10)	Common		—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	30-09-15	428		(23)	809	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and commercialization of technologies, knowledge, goods and services.	Macacha Güemes 515, Buenos Aires, Argentina	30-09-15	459		64	603	51.00%
YPF Europe B.V.(7)	Common	US$	0.01	15,660,437,309	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	30-09-15	1,468		64	1,629	100.00%
YSUR Argentina Investment S.A.R.L.(7)	Common	US$	1	20,001	Investment	13-15, Avenue de la Lierté, L-1931, Luxemburgo	30-09-15	—	(8)	— (8)	3,204	100.00%
YSUR Argentina Corporation(7)	Common	US$	1	10,000,001	Investment	Boundary Hall, Cricket Square P.O. Box 1111 George Town, Grand Cayman, Cayman Islands KY1-1102	30-09-15	94		— (8)	278	100.00%
YSUR Petrolera Argentina S.A.(7)	Common		$1	634,284,566	Exploration, extraction, exploitation, storage, transportation, industrialization and marketing of hydrocarbons, as well as other operations related thereto.	Tucumán 1, P. 12, Buenos Aires, Argentina	30-09-15	634		—	365	100.00%

	30-09-2015														31-12-2014
							Information of the issuer
	Description of the Securities								Last Financial Statements Available
Name and Issuer	Class	Face Value	Amount	Book Value(3)		Cost(2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value(3)
Joint Ventures:
Compañía Mega S.A.(6) (7)	Common	$1	244,246,140	954		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	30-06-15	643	305	1,365	38.00%		778
Profertil S.A.(7)	Common	$1	391,291,320	1,007		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	30-06-15	783	(17)	941	50.00%		1,231
Refinería del Norte S.A.	Common	$1	45,803,655	381		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	30-06-15	92	(71)	797	50.00%		423

				2,342		—									2,432

Affiliated Companies:
Oleoductos del Valle S.A.	Common	$10	4,072,749	120	(1)	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	30-09-15	110	34	330	37.00%		99	(1)
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	70		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	30-06-15	14	5	218	33.15%		71
Oiltanking Ebytem S.A.	Common	$10	351,167	100		—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	30-09-15	12	83	118	30.00%		88
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	21		—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	31-12-14	156	60	232	10.00%		14
Central Dock Sud S.A.	Common	$0.01	11,869,095,145	100		136	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	30-06-15	1,231	(27)	1,119	10.25	%(5)	110
Inversora Dock Sud S.A.	Common	$1	355,270,303	329		445	Investment and finance	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	30-06-15	829	(18)	819	42.86%		336
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	12,135,167	24		—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	30-06-15	34	4	66	36.00%		22
Other companies:
Other(4)	—	—	—	215		135	—	—	—	—	—	—	—		17

				979		716									757

				3,321		716									3,189

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock reduction.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A. and YPF Gas S.A.
(5)	Additionally, the Company has a 29.99% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	The U.S. dollar has been defined as the functional currency of this company.
(8)	No value is disclosed as the carrying value is less than 1.
(9)	Additionally consolidated Compañía Minera de Argentina S.A, YPF Services USA Corp., YPF Perú SAC., YPF Brasil Comercio Derivado de Petróleo Ltd., Wokler Investment S.A., YPF Colombia S.A., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., YSUR Argentina Holdings S.à.r.l., Compañía de Inversiones Mineras S.A. and Energía Andina S.A.
(10)	The Chilean peso has been defined as the functional currency of this Company.

16. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE ARGENTINE PESO

	September 30, 2015			December 31, 2014
	Amount in currencies other than the Argentine peso	Exchange rate (1)	Total	Amount in currencies other than the Argentine peso	Exchange rate (1)	Total
Noncurrent Assets
Other receivables
US Dollar	40	9.32	373	73	8.45	617
Real	10	2.34	23	6	3.20	19
Trade receivables
Real	—	—	—	5	3.20	16

Total noncurrent assets			396			652

Current Assets
Trade receivables
US Dollar	331	9.32	3,085	341	8.45	2,881
Chilean peso	14,079	0.01	141	11,043	0.01	110
Real	26	2.34	61	24	3.20	77
Other receivables
US Dollar	383	9.32	3,570	473	8.45	3,997
Euro	5	10.40	52	3	10.26	31
Real	7	2.34	16	3	3.20	10
Chilean peso	128	0.01	1	4,344	0.01	43
Yens	142	0.08	11	—	—	—
Cash and equivalents
US Dollar	889	9.32	8,285	647	8.45	5,467
Chilean peso	1,161	0.01	12	—	—	—
Real	1	2.34	2	—	—	—

Total current assets			15,236			12,616

Total assets			15,632			13,268

Noncurrent Liabilities
Provisions
US Dollar	2,873	9.42	27,064	2,785	8.55	23,812
Loans
US Dollar	4,622	9.42	43,538	2,845	8.55	24,325
Accounts payable
US Dollar	62	9.42	584	55	8.55	470

Total noncurrent liabilities			71,186			48,607

Current Liabilities
Provisions
US Dollar	180	9.42	1,696	177	8.55	1,513
Loans
US Dollar	1,336	9.42	12,584	919	8.55	7,860
Real	26	2.38	61	16	3.20	51
Salaries and social security
US Dollar	6	9.42	57	3	8.55	26
Real	2	2.38	5	2	3.20	6
Chilean peso	401	0.01	4	—	—	—
Accounts payable
US Dollar	1,712	9.42	16,127	2,015	8.55	17,228
Euro	25	10.54	263	24	10.41	248
Chilean peso	2,437	0.01	24	6,387	0.01	64
Real	15	2.38	36	11	3.20	35
Yens	23	0.08	2	—	—	—

Total current liabilities			30,859			27,031

Total liabilities			102,045			75,638

(1)	Exchange rate in pesos as of September 30, 2015 and December 31, 2014 according to Banco Nación Argentina.

17. SUBSEQUENT EVENTS

On October 2015, the Company issued Class XLIII Negotiables Obligations for amount of 2,000, which shall bear interest at a variable rate (Badlar) and maturing in 2023.

As mentioned in Note 14.a) ii., YPF is authorized to operate as a settlement and clearing agent in Rosario Futures Exchange (“ROFEX”). In this sense, in October 2015, YPF acquired United States dollar purchase futures contracts in ROFEX, which will mature between February and April 2016.

As of the date of the issuance of these condensed interim consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the condensed interim consolidated financial statements of the Group as of September 30, 2015, which were not already considered in such consolidated financial statements according to IFRS.

MIGUEL MATIAS GALUCCIO Presidente

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 13, 2015	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer